

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 5, 2017

Roland Wu
Chief Financial Officer
NQ Mobile Inc.
No. 4 Building, 11 Heping Li East Street
Dongcheng District, Beijing 100013
The People's Republic of China

> **Re: NQ Mobile Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 6, 2016**
> **File No. 001-35145**

Dear Mr. Wu:

We have reviewed your letter dated November 23, 2016 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 17, 2016.

Item 4. Information on the Company

C. Organizational Structure, page 66

1.   We note your proposed disclosure in response to prior comment 3. Please provide us with an updated organization chart reflective of the recent FL Mobile transactions.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 84

D. Trend Information

2.   We note your response to prior comment 5 that you determined it was not necessary to discuss the potential impact of the FL Mobile divestiture on your business because it was not likely to be completed this fiscal year. To the extent known, you should discuss not only short-term material trends but also long-term material trends and events. In this regard, we note in part your response to prior comment 13 that you have remained committed to the divestiture pursuant to the FL Framework Agreement. In addition, you stated on your 2016 third quarter earnings call that the divestiture "remains a major focus" and you are "working as hard as [you] can to reach a conclusion as soon as possible." Thus, it appears that the FL Mobile divestiture has been a known material event or uncertainty notwithstanding the cancellation of transactional agreements with Gansu Huangtai and Shenzhen Prince. Please confirm that you will provide conforming disclosure in future filings. Refer to Item 5 of Form 20-F and Section III of SEC Release No. 33-8350. To clarify the significance of the FL Mobile business, such disclosure should quantify the amount of revenues and net income/(loss), if determinable, generated by FL Mobile for the periods presented.

3.   We note from your response to prior comment 5 that revenues generated by FL Mobile comprised approximately 36% of total revenues in 2015. On page F-9 you disclose that the principal activities of FL Mobile are mobile advertising and mobile games services. Please separately quantify the amount of advertising and mobile gaming revenues generated by FL Mobile for fiscal year 2015 and the nine months ended September 30, 2016. If determinable, please tell us the amount of net income/(loss) generated by FL Mobile for these periods, separately quantifying amounts attributed to non-controlling interests. Also, revise your disclosures as necessary to clarify the source of your advertising and mobile gaming revenues. In this regard, on page 47 you disclose that revenues generated from advertising are derived mainly from the third party application referrals in your online and offline advertising networks which were the result of your acquisition of Wanpu Century and Fanyue.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Principal Activities and Organization

(b) Reorganization and Proposed FL Transaction, page F-7

4.   We note your response to prior comment 6. Please describe your basis for concluding that consideration under the Termination Agreements was determined on an arm's-length basis considering the related party nature of the transaction. Explain why Dr. Shi is paying less for his percentage ownership in FL Mobile than the other parties and tell us how you are accounting for the difference.

5.   In your response to prior comment 6 you state that concurrently with the reversal of his 5.66% equity interest, Dr. Shi entered into a series of contractual arrangements with Xinjiang NQ to act as the nominee shareholder of the 5.66% equity interest on behalf of Xinjiang NQ. We further note based on the Form 6-K filed on November 25, 2016 that Xinjiang Yinghe will act as the nominee shareholder of the 12% equity interest on behalf of Xinjiang NQ. Please describe the reasons for the nominee shareholder arrangements and describe any voting or dispositive rights that Dr. Shi and Xinjiang Yinghe may have as nominee shareholders.

6.   Regarding the August 26, 2015 FL Framework Agreement, you disclose that all shareholders of FL Mobile Inc. agreed to sell the entire stake in FL Mobile Inc. for no less than RMB4 billion, with the final price being subject to the valuation of an independent third party appraiser. Please address the following:

- Tell us the parties involved in arriving at the RMB4 billion minimum consideration and their relationship to the company;
- Describe in detail how this initial purchase price was established, including any specific valuation techniques used;
- Tell us whether there are any conditions, such as a minimum and/or maximum amount, for the final price determination upon receipt of an independent third party appraisal;
- Describe what would be the impact if such an independent appraisal resulted in a valuation estimate less than RMB4 billion; and
- Explain the reasons for the significant increase in the valuation to RMB5 billion as disclosed in your May 17, 2016 Form 6-K.

7.   We note your response to prior comment 13 that Dr. Shi's transaction is still subject to both parties' option to revert in certain circumstances. Please describe the circumstance in which the option to revert is exercisable and clarify if the option is exercisable by

either party unilaterally. Also, tell us whether there are any circumstances in which the transactions with Jinxin Hengrui, Jinxin Haoyue, Jinxin Huatong, and Tibet Zhuohua could be reversed or the purchase price adjusted.

8.   As a related matter, on page F-20 you disclose that since the occurrence of the put option is not solely within the control of the company, you classify the non-controlling interest of the FL Mobile shareholders as mezzanine equity instead of permanent equity. Please tell us how you considered the guidance in ASC 480-10-S99-3A as it relates to Dr. Shi's equity interest in FL Mobile.

(h) Allowance for Doubtful Accounts, page F-17

9.   We note your response to prior comment 7 that days sales outstanding has decreased from 152 in fiscal 2013 to 79 in fiscal 2015 due to the expansion of Game and Advertising and Live Mobile Social Video Platform businesses and strengthened control over collection of receivables. Considering these positive factors, please explain why the allowance for doubtful accounts is currently at a significantly higher level relative to accounts receivable than compared to December 31, 2013. Clarify if there are specific significant accounts or customer groups with delinquencies and whether any such collection concerns are with customers with whom you have an ongoing relationship. To the extent that there are credit quality concerns despite improvements in overall days sales outstanding, please discuss this in future filings.

(r) Revenue Recognition

Live Mobile Social Video Platform, page F-22

10.   In your response to prior comment 8 you state that revenues earned from sales through distributors are recognized net of the sales discount, however, your disclosure indicates that such revenues are recognized on a gross basis. In future filings, please revise to disclose that such revenues are recognized net of the sales discount to distributors. In addition, revise to clarify the timing of revenue recognition for sales to distributors. In this regard, it is unclear whether your current disclosure indicating that revenue is recognized ratably over the estimated average playing period of paying users relates solely to sales through third-party collection channels or also to distributor sales.

11.   In your response to prior comment 8 you state that the company has discretion to determining the price sold to distributors. Please clarify whether you have any discretion as to the price at which virtual currency is sold by distributors to the sales agents. If not, in future filings please revise your disclosure where you state currently that the Group has discretion to determine the price of the virtual currency sold to sales agents or users and clarify that you have pricing discretion for sales with distributors.

Note 10. Goodwill, page F-53

12.   In your response to prior comment 9 you state that the company's share price had been relatively stable throughout fiscal 2015 and that you believe the market value was underestimated. Please provide us with a comprehensive analysis supporting your conclusion that the market value was underestimated and for that length of time. In your response, please address the following:

   - Explain how the company's quoted share price in an active market did not represent the price at which a market participant would purchase shares in an orderly transaction in the current market conditions throughout fiscal 2015;
   - Address your consideration of the company's share price in fiscal 2016; and
   - Reconcile the estimated fair value of the reporting units to the company's market capitalization as of the date of your most recent goodwill impairment testing.

   Please refer to ASC 810-10-35-41.

13.   In your response to prior comment 10 you state that the Security and Others reporting unit consists of entities historically acquired and your original business line relating to mobile security. You also state that the live mobile social video platform component contributed the majority cash flow to this reporting unit. As such, it appears that at a minimum this reporting unit is comprised of your mobile security business as well as your Showself business. Please identify the various components of this reporting unit and tell us how you determined that the aggregated components have similar economic characteristics. Refer to ASC 350-20-35-35.

14.   Please confirm that in future filings you will provide the information included in response to prior comment 10 for reporting units that you believe are at risk of failing step one of the goodwill impairment testing. In addition, revise to clarify that your live mobile social video platform business is included within the Security and Others reporting unit.

15.   We note your response to prior comment 10 regarding potential events and/or changes in circumstances that could negatively affect key assumptions. To the extent that the reporting unit's current results differ significantly from the assumptions used in your analysis, please confirm that in future filings you will specifically discuss how the reporting unit is performing and any changes in assumptions compared to what you expected as part of your most recent impairment analysis. We would expect disclosure to address how such trends could reasonably be expected to negatively affect the key assumptions and impact your fair value estimates. We refer you toItem 5.D of Form 20-F, Section V of SEC Release No. 33-8350 and FRR 501.14.

Note 21. Segment Information, page F-74

16.   We note your response to prior comment 11 that the investment in NationSky was recorded by Beijing Technology, which is included in the Consumer segment. There are disclosures throughout your filing discussing NationSky as contributing to your enterprise mobility revenues, including your MD&A discussion on page 84 and your purchase accounting disclosure on page F-31. Please tell us whether the results of operations related to NationSky were presented within your Enterprise segment. If so, please revise your future disclosure to present the related gain on disposal within the Enterprise segment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Z. Julie Gao, Esq.
          Skadden, Arps, Slate, Meagher & Flom LLP